Exhibit 99.1

Cheche Group Expands Partnership with Volkswagen Anhui, Delivering End-to-End Risk Management for New Energy Vehicles

BEIJING, September 17, 2025 /PRNewswire/ — Cheche Group Inc. (NASDAQ: CCG) (“Cheche” or the “Company”), China’s leading auto insurance technology platform, today announced the expansion of its strategic partnership with Volkswagen (Anhui) Automotive Company Limited (“Volkswagen Anhui”), through the agreement with Volkswagen (Anhui) Digital Sales and Services Co., Ltd. (“DSSO”), as the automaker continues to roll out new models.

Cheche will provide comprehensive risk management services for Volkswagen Anhui’s upcoming ID.EVO model, covering the full spectrum ranging from underwriting to digital claims management. This marks a significant step forward in delivering integrated, tech-enabled insurance solutions tailored to the evolving needs of the new energy vehicle (NEV) market.

The ID.EVO is Volkswagen’s first fully connected, full-size pure electric SUV concept, symbolizing the brand’s ongoing evolution in the electric mobility space. As a trusted partner, Cheche will support Volkswagen’s transformation strategy in China and globally by offering scalable, intelligent insurance infrastructure.

“Our collaboration with Volkswagen Anhui reflects our commitment to enabling the NEV ecosystem with smart, end-to-end insurance solutions,” said Lei Zhang, Founder, CEO, and Chairman of Cheche Group. “We’re proud to help power the next chapter of sustainable mobility.”

This partnership reinforces Cheche’s position as a key enabler of digital insurance innovation in China’s rapidly growing NEV sector.

About Cheche Group Inc.

Established in 2014 and headquartered in Beijing, China, Cheche is a leading auto insurance technology platform with a nationwide network of around 101 branches licensed to distribute insurance policies across 25 provinces, autonomous regions, and municipalities in China. Capitalizing on its leading position in auto insurance transaction services, Cheche has evolved into a comprehensive, data-driven technology platform that offers a full suite of services and products for digital insurance transactions and insurance SaaS solutions in China. Learn more at https://www.chechegroup.com/en

Safe Harbor Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding existing and new partnerships and customer relationships, projections, estimation, and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company’s ability to scale and grow its business, the Company’s advantages and expected growth, and its ability to source and retain talent, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management and are not predictions of actual performance. These statements involve risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to materially differ from those expressed or implied by these forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

Cheche Group Inc.:

IR@chechegroup.com

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185